Exhibit 99.1

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF DECEMBER 31, 2024 AND JUNE 30, 2024

AND

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 (UNAUDITED) AND JUNE 30, 2024

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	December 31, 2024 (Unaudited)	June 30, 2024
ASSETS
Current assets
Cash and cash equivalents	$132,240,950	$100,665,223
Restricted cash	69,556	144,855
Accounts receivable	17,931	464,416
Advances to suppliers	25,319	969,733
Inventories	-	18,751
Loan receivable	31,930,000	-
Prepayment, receivables and other current assets	2,735,855	6,506,568
Total current assets	167,019,611	108,769,546
Non-current assets
Property, plant and equipment, net	4,128,751	4,381,763
Intangible assets, net	831	2,377
Operating lease - right-of-use assets, net	4,559,425	4,795,273
Long-term deposits and other non-current assets	60,353,162	60,769,864
Total non-current assets	69,042,169	69,949,277
TOTAL ASSETS	$236,061,780	$178,718,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$6,858,696	$7,281,276
Advances from customers	499,059	501,890
Taxes payable	31,871	38,571
Current maturities of operating lease liabilities	77,193	76,419
Due to related parties	1,810,037	3,154,698
Short-term loan	-	1,375,091
Total current liabilities	9,276,856	12,427,945
Non-current liabilities
Long-term portion of operating lease liabilities	1,300,195	1,313,276
Deferred tax liabilities, net	397,423	1,819,826
Total non-current liabilities	1,697,618	3,133,102
TOTAL LIABILITIES	10,974,474	15,561,047

Commitments and contingencies (Note 18)	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 100,000,000 shares authorized; 8,690,171 shares and 2,044,363* issued and outstanding as of December 31, 2024 and June 30, 2024)	8,690	2,044
Additional paid-in capital	256,877,468	191,883,857
Statutory reserve	664,100	664,100
Accumulate deficits	(24,418,619)	(23,019,895)
Accumulated other comprehensive loss	(8,024,380)	(7,168,199)
Total equity attributable to shareholders	225,107,259	162,361,907
Non-controlling interest	(19,953)	795,869
TOTAL SHAREHOLDERS’ EQUITY	225,087,306	163,157,776
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$236,061,780	$178,718,823

*	Retrospectively restated for effect of reverse stock split on September 24, 2024 and capital reduction on March 6, 2025.

The accompanying notes are an integral part of these condensed consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	For the six months ended December 31,
	2024	2023
Revenues
Installation and maintenance	$16,896,126	$15,151,510
Housekeeping	8,609,890	7,836,579
Senior care services	354,688	2,811,223
Educational consulting services	502,957	957,574
Sales of pharmaceutical products	8,407	190,297
Total revenues	26,372,068	26,947,183
Cost of revenues
Installation and maintenance	12,510,940	11,201,726
Housekeeping	7,276,240	6,707,480
Senior care services	143,370	1,719,011
Educational consulting services	572,014	700,536
Sales of pharmaceutical products	9,896	43,241
Total cost of revenues	20,512,460	20,371,994
Gross profit	5,859,608	6,575,189
Operating expenses
Sales and marketing expenses	8,759,104	8,100,026
General and administrative expenses	2,325,278	2,786,747
Total operating expenses	11,084,382	10,886,773
Loss from operations	(5,224,774)	(4,311,584)
Other income (expenses), net
Interest income	178,181	127,142
Interest expenses	(11,509)	(385,524)
Amortization of financing cost	-	(623,801)
Other (expenses) income, net	(2,887,547)	274
Total other expenses, net	(2,720,875)	(881,909)
Loss before income taxes	(7,945,649)	(5,193,493)
Income tax expense	-	-
Net loss	$(7,945,649)	$(5,193,493)
Including:
Net loss attributable to the Company’s shareholders	(7,945,649)	(5,169,892)
Net loss attributable to non-controlling interests	-	(23,601)
Net loss	$(7,945,649)	$(5,193,493)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(856,181)	687,989
Total comprehensive loss	$(8,801,830)	$(4,505,504)

Net loss per ordinary share - basic	(0.95)	(19.62)
Net loss per ordinary share - diluted	(0.95)	(19.62)
Weighted average number of ordinary shares outstanding - basic	8,402,287	263,473 *
Weighted average number of ordinary shares outstanding - diluted	8,402,293	263,479 *

*	Retrospectively restated for effect of reverse stock split on February 14, 2024 and September 24, 2024.

The accompanying notes are an integral part of these condensed consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	Number of Shares*	Ordinary Shares*	Additional paid-in capital*	Statutory reserve	Accumulated deficits	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity

Balance as of June 30, 2023	54,498	$54	$147,005,748	$664,100	$(3,632,766)	$(7,109,254)	$880,724	$137,808,606
Net loss	-	-	-	-	(5,169,892)	-	(23,601)	(5,193,493)
Foreign currency translation adjustment	-	-	-	-	-	693,938	(5,949)	687,989
Shares issued to investors	214,634	2,146,341	9,855,079	-	-	-	-	12,001,420
Shares issued under equity incentive plan	5,200	52,000	275,340	-	-	-	-	327,340
Shares issued for conversion of convertible notes	33,490	334,900	3,145,779	-	-	-	-	3,480,679
Balance as of December 31, 2023	307,822	307	162,814,934	$664,100	$(8,802,658)	$(6,415,316)	$851,174	$149,112,541

Balance as of June 30, 2024	2,044,363	$2,044	$191,883,857	$664,100	$(23,019,895)	$(7,168,199)	$795,869	$163,157,776
Net loss	-	-	-	-	(7,945,649)	-	-	(7,945,649)
Foreign currency translation adjustment	-	-	-	-	-	(856,181)	-	(856,181)
Disposal of equity in Zhongrun	-	-	-	-	6,546,925	-	(815,822)	5,731,103
Shares issued to investors	6,500,000	6,500	64,993,757	-	-	-	-	65,000,257
Reverse stock split	145,808	146	(146)	-	-	-	-	-
Balance as of December 31, 2024	8,690,171	$8,690	$256,877,468	$664,100	$(24,418,619)	$(8,024,380)	$(19,953)	$225,087,306

*	Retrospectively restated for effect of reverse stock splits on September 25, 2023, February 14, 2024 and September 24, 2024, and capital reduction on March 6, 2025.

The accompanying notes are an integral part of these condensed consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended December 31,
	2024	2023
Cash provided by operating activities
Net loss	$(7,945,649)	$(5,193,493)
Interest expense	11,509	385,524
Estimated credit loss	93,072	-
Depreciation and amortization	143,348	237,631
Amortization of right-of-use assets	201,952	304,163
Convertible note - Amortization of financing cost	-	623,801
Equity incentive plan	-	327,340
Written off of property, plant and equipment	-	60,910
Investment loss from disposal of equity in Zhongrun	2,880,376	-
Changes in operating assets and liabilities
Accounts receivables	353,314	339,061
Advance to suppliers	944,315	11,282
Inventories	18,753	22,374
Prepayment, receivables and other current assets	3,320,800	4,143,426
Long-term deposits and other non-current assets	350,833	2,014,298
Accounts payable and accrued expenses	(684,230)	(1,171,817)
Advance from customers	1,483	(628,531)
Taxes payable	(6,426)	5,208
Operating lease liabilities	(5,891)	(99,753)
Net cash (used in) provided by operating activities	(322,441)	1,381,424
Investing Activity
Loan receivable	(31,930,000)	-
Due from related parties	-	(10,688,160)
Net cash used in investing activities	(31,930,000)	(10,688,160)
Financing Activities
Proceeds from share issuance	65,000,257	12,001,420
Repayment convertible note	-	(200,000)
(Payment to) Collection from related parties	(337,435)	20,662
Net cash provided by financing activities	64,662,822	11,822,082
Net increase in cash and cash equivalents	32,410,381	2,515,346
Effects of currency translation	(765,098)	557,586
Cash and cash equivalents at beginning of period	100,665,223	71,252,380
Cash and cash equivalents at end of period	$132,310,506	$74,325,312
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$-	$-
Interest paid	$11,509	$385,524

Non-cash transactions
Disposal of equity in Zhongrun	$5,731,103	$-
Issuance of shares for convertible note principal and interest settlement	$-	$3,480,679
Issuance of shares to directors and consultants	$-	$327,340

The accompanying notes are an integral part of these condensed consolidated financial statements.